Simpson Thacher & Bartlett LLP

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NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

September 29, 2023

VIA EDGAR

Re:	Starwood Credit Real Estate Income Trust
Amendment No. 1 to Form 10-12G
Filed September 14, 2023
File No. 000-56577

Ms. Pearlyne Paulemon

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Starwood Credit Real Estate Income Trust (the “Company”), we hereby transmit via EDGAR to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission Pre-Effective Amendment No. 2 to the above-referenced registration statement on Form 10-12G initially filed on August 3, 2023, as amended by Pre-Effective Amendment No. 1, filed on September 14, 2023 (the “Registration Statement”). The Company acknowledges that the Staff provided comments relating to the Registration Statement in its letter dated September 27, 2023 (the “Comments”). As discussed with the Staff, the Company is not responding to the Comments with this filing and will respond to the Comments in a future Post-Effective Amendment to the Registration Statement.

Please do not hesitate to call me at (202) 636-5924, Benjamin Wells at (212) 455-2516, or Ryan Bekkerus at (212) 455-2293 with any questions you may have regarding this filing.

Very truly yours,

/s/ Daniel B. Honeycutt

Daniel B. Honeycutt

cc:	U.S. Securities and Exchange Commission
Brigitte Lippmann
Frank Knapp
Kristina Marrone

Starwood Credit Real Estate Income Trust
Dennis G. Schuh, Trustee, Chief Executive Officer and President